UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         AUXILIUM PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    05334D107
                                 (CUSIP Number)

                                 Keith Tarleton
                    Perseus-Soros BioPharmaceutical Fund, LP
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                            Tel. No.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 28, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 2 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              3,417,222 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY              ----------------------------------------
                   EACH                 9     SOLE DISPOSITIVE POWER
                 REPORTING                    3,417,222 (1)
                  PERSON               ----------------------------------------
                  WITH                 10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 3 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              3,417,222 (1)
                 NUMBER OF             -----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY             -----------------------------------------
                    EACH                9     SOLE DISPOSITIVE POWER
                 REPORTING                    3,417,222 (1)
                   PERSON              -----------------------------------------
                    WITH                10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 4 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 3,417,222 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             3,417,222 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 5 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 3,417,222 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             3,417,222 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 6 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 3,417,222 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             3,417,222 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 7 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 3,443,222 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             3,443,222 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,443,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


------------
(1) Includes 151,908 shares of Common Stock issuable upon exercise of warrants and 26,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 8 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                  NUMBER OF            8     SHARED VOTING POWER
                   SHARES                    3,443,222 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                  REPORTING            -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     3,443,222 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,443,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------


------------
(1) Includes 151,908 shares of Common Stock issuable upon exercise of warrants and 26,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 9 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
                   NUMBER OF            8     SHARED VOTING POWER
                    SHARES                    3,443,222 (1)
                 BENEFICIALLY          -----------------------------------------
                   OWNED BY             9     SOLE DISPOSITIVE POWER
                     EACH                     0
                   REPORTING           -----------------------------------------
                    PERSON              10    SHARED DISPOSITIVE POWER
                     WITH                     3,443,222 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,443,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------


------------

(1) Includes 151,908 shares of Common Stock issuable upon exercise of warrants and 26,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 10 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                        ----------------------------------------
                 NUMBER OF              8     SHARED VOTING POWER
                   SHARES                     3,417,222 (1)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY              9     SOLE DISPOSITIVE POWER
                    EACH                      0
                 REPORTING              ----------------------------------------
                   PERSON               10    SHARED DISPOSITIVE POWER
                    WITH                      3,417,222 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1) Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 11 of 24
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                 NUMBER OF             8     SHARED VOTING POWER
                   SHARES                    3,417,222 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                 REPORTING             -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     3,417,222 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,417,222 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1) Includes 151,908 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 12 of 24
--------------------------------------------------------------------------------


                  This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is 160 West Germantown Pike, Norristown, Pennsylvania 19401.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f).

                  This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation"); (v) SFM AH, LLC, a Delaware limited liability company ("SFM AH"); (vi) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC"); (vii) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); (viii) Mr. Frank H. Pearl ("Mr. Pearl"); (ix) Mr. George Soros ("Mr. Soros"); and (x) Soros Fund Management LLC., a Delaware limited liability company ("SFM LLC").

                  This Statement relates to the shares of Common Stock held for the account of the Purchaser and assumes the exercise of the warrants held for the account of the Purchaser. This Statement also relates to options to purchase Common Stock that were granted to the Issuer's directors employed by an entity affiliated with the Reporting Persons (the "Options"). The Options are held for the benefit of an entity which may be deemed to be affiliated with SFM LLC, Mr. Soros and Mr. Pearl.

                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus-Soros Partners is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. Perseus Partners and SFM Participation are the managing members of Perseus-Soros Partners.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 13 of 24
--------------------------------------------------------------------------------


                  Perseus Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus EC is the managing member of Perseus Partners. Perseus EC was formed in order to manage Perseus Partners and to make investments through Perseus Partners and to fulfill such other purposes as may be determined by Perseus Partners from time to time. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC. Perseuspur is a member of Perseus EC. Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseuspur. Mr. Pearl is the sole member of Perseuspur and in such capacity, he may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus-Soros Partners, Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser, and Mr. Pearl may be deemed to be a beneficial owner of the Options.

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. The sole managing member of SFM AH is SFM LLC. Mr. Soros serves as Chairman of SFM LLC.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended, SFM Participation, SFM AH, SFM LLC and Mr. Soros each may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser, and SFM LLC and Mr. Soros each may be deemed to be a beneficial owner of the Options.

                  The address of the principal business and principal office of the Purchaser is 888 Seventh Avenue, 29th Floor, New York, NY 10106. The address of the principal business and principal office of (i) Perseus-Soros Partners,
(ii) Perseus Partners, (iii) Perseus EC, (iv) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus, LLC and its related entities. Mr. Pearl is a United States citizen.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 14 of 24
--------------------------------------------------------------------------------


                  The address of the principal business and principal offices of
(i) SFM Participation, (ii) Mr. Soros, (iii) SFM AH and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  (d) and (e).

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

                  During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information. Information contained herein concerning Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On October 12, 2001, pursuant to a stock purchase agreement between the Company and the Purchaser, the Company issued and the Purchaser acquired 10,400,000 shares of Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and warrants to purchase 3,120,000 shares of Common Stock at a weighted average exercise price of $1.50 per share for an aggregate purchase price of $13,000,000. The source of the purchase price was capital contributions from the partners of the Purchaser.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 15 of 24
--------------------------------------------------------------------------------


                  On June 21, 2002, pursuant to a stock purchase agreement between the Company and the Purchaser, the Company issued and the Purchaser acquired 2,733,334 shares of Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), and warrants to purchase 820,000 shares of Common Stock at a weighted average exercise price of $1.75 per share for an aggregate purchase price of $4,100,001. The source of the purchase price was capital contributions from the partners of the Purchaser.

                  On May 2, 2003, in connection with a $5,000,000 guarantee of the Company's borrowings by the Purchaser, the Company issued and the Purchaser acquired warrants to purchase 721,909 shares of Common Stock at an exercise price of $1.00 per share. No cash consideration was provided by the Purchaser in connection with this issuance.

                  On October 31, 2003, pursuant to a stock purchase agreement between the Company and the Purchaser, the Company issued and the Purchaser acquired 2,529,279 shares of Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), and warrants (the "Series D Warrants"), to purchase 759,543 shares of Series D Preferred Stock at an initial exercise price of $1.50 per share for an aggregate purchase price of $4,100,001 (the "Series D Transaction"). The source of the purchase price was capital contributions from the partners of the Purchaser. In connection with the Series D Transaction, (i) warrants to purchase an aggregate of 4,661,909 shares of Common Stock held by the Purchaser were cancelled by the Company and (ii) 413,969 shares of Common Stock were issued to the Purchaser by the Company. In April 2004, the Series D Warrants were amended to remove the variable pricing features by fixing the exercise price of the Series D Warrants at $1.125 per share.

                  In connection with the Company's initial public offering that was consummated on July 28, 2004 (the "IPO"), the Purchaser purchased 50,000 shares of Common Stock for an aggregate purchase price of $375,000. The source of the purchase price was capital contributions from the partners of the Purchaser.

                  Also in connection with the IPO, (i) all Series B Preferred Stock held by the Purchaser was converted on a five for one basis into 2,080,000 shares of the Company's Common Stock, (ii) all Series C Preferred Stock held by the Purchaser was converted on a five for one basis into 546,666 shares of the Company's Common Stock, (iii) all Series D Preferred Stock

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held by the Purchaser was converted on a five for one basis into 505,855 shares of the Company's Common Stock and (iv) the Series D Warrants held by the Purchaser were converted into warrants (the "New Warrants"), to purchase 151,908 shares of Common Stock at an exercise price of $5.625 per share.

                  The securities held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Except as disclosed herein, the Reporting Persons have acquired the shares of Common Stock and the warrants for investment purposes.

TERMS OF THE NEW WARRANTS

                  The Common Stock underlying the New Warrants may be purchased at a price per share equal to $5.625 (the "Exercise Price"). The Exercise Price may be paid (i) in cash or (ii) in certain circumstances, by reducing the number of shares of Common Stock issuable upon the exercise of the New Warrants having a fair market value to such Exercise Price, all in accordance with the terms of the New Warrants. The New Warrants are exercisable at any time, or from time to time, from the date of issuance, October 31, 2003, until October 30, 2010.

                  A copy of the New Warrants is attached hereto as Exhibit 4 and is incorporated herein be reference.

INVESTOR RIGHTS AGREEMENT

                  Under the terms of the Third Amended and Restated Investor Rights Agreement between the Company and the Purchaser, entered into as of October 31, 2003 (the "Investor Rights Agreement") and in connection with the Series D Transaction, the Purchaser was granted certain registration rights which include: (i) an unlimited number of piggyback registration rights that require the Company to register sales of the Purchaser's shares when it undertakes a public offering, other than the IPO, subject to the discretion of the managing underwriter of the offering to decrease the amount that the Purchaser may register; (ii) two demand registration rights that the Purchaser may exercise no sooner than six months after the IPO, if a defined percentage of the holders of registration rights request registration of shares with an aggregate offering price of at least $5.0 million, subject to the discretion of the Company's board of directors to delay

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the registration in specified circumstances; and (iii) an unlimited number of rights (but only one per 12-month period) to require the Company to register sales of shares of its Common Stock on Form S-3, which the Purchaser may exercise if it requests registration of the sale of more than $1.0 million of Common Stock following the time the Company first qualifies for the use of such form of registration with the Securities and Exchange Commission.

                  A copy of the Investor Rights Agreement is attached hereto as
Exhibit 5 and is incorporated herein be reference.

ADDITIONAL DISCLOSURE

                  In October 2001, Dennis J. Purcell ("Mr. Purcell"), a senior managing director of the Purchaser, was elected to the board of directors of the Company. As a director of the Company, Mr. Purcell may have influence over the corporate activities of the Company, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. On October 12, 2001, Christopher Earl ("Mr. Earl"), a managing director of the Purchaser, was elected to the board of directors of the Company. On October 31, 2003, Mr. Earl's term as director of the Company expired and Mr. Earl no longer serves on the board of directors of the Company.

                  The Reporting Persons may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock, warrants, or Common Stock issued upon exercise of the warrants in privately negotiated transactions or in the open market, in each case subject to the factors and conditions referred to above and to the terms of the warrants. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the warrants, and as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction,

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such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As set forth above, the Purchaser beneficially owns 3,265,314 shares of Common Stock and a warrant to purchase an aggregate of 151,908 shares of Common Stock. The warrant is exercisable at any time until its expiration date. Accordingly, as of the date hereof and after giving effect to the exercise of the warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 3,417,222 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there were 20,587,127 shares of Common Stock outstanding as of the Closing Date, this represents approximately 16.5% of the outstanding shares of Common Stock. As of the date hereof, Options to purchase 26,000 shares of Common Stock have vested or will vest within 60 days. Accordingly, as of the date hereof and after giving effect to the exercise of the warrants and the Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 3,443,222 shares of Common Stock. Based on the above calculations and information, this represents approximately 16.6% of the outstanding shares of Common Stock.



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CUSIP No. 05334D107              SCHEDULE 13D                      Page 19 of 24
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                  (b)    (i)    Each of the Purchaser and Perseus-Soros Partners
may be deemed to have sole power to direct the voting and disposition of the 3,417,222 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                         (ii)   By virtue of the relationships between and among
the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 3,417,222 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                         (iii)  By virtue of the relationships between and among
the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 26,000 shares of Common Stock issuable upon exercise of Options that have vested on or within 60 days of the date hereof.

                  (c) The information set forth in Items 3 and 4 above relating to the transactions entered into in connection with the Purchase Agreement is hereby incorporated by reference into this Item 5(c). On July 28, 2004, the conditions precedent to the issuance of Options issued to Mr. Purcell to purchase 10,000 shares at $7.50 per share were satisfied. Except as set forth above and in Items 3 and 4 above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Item 4, the Purchaser has entered into the Investor Rights Agreement.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is

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CUSIP No. 05334D107              SCHEDULE 13D                      Page 20 of 24
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entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated August 9, 2004, among (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC,
                                   (iii) Perseus BioTech Fund Partners, LLC,
                                   (iv) SFM Participation, L.P., (v) SFM AH LLC,
                                   (vi) Frank H. Pearl, (vii) George Soros,
                                   (viii) Soros Fund Management LLC, (ix)
                                   Perseus EC, LLC and (x) Perseuspur, LLC.

                  Exhibit 2: Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-In-Fact for Frank H. Pearl.

                  Exhibit 3: Power of Attorney, dated October 30, 2002, of George Soros.

                  Exhibit 4: Warrant, dated October 31, 2003, issued by Auxilium Pharmaceuticals, Inc. to Perseus-Soros BioPharmaceutical Fund, LP

                  Exhibit 5: Third Amended and Restated Investor Rights Agreement, entered into as of October 31, 2003, by and among Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Company"), the holders of the Company's Series A Preferred Stock set forth on Exhibit A thereto, the holders of the Company's Series B Preferred Stock set forth on Exhibit B thereto, the holders of the Company's Series C Preferred Stock set forth on Exhibit C thereto and the holders of the Company's Series D Preferred Stock set forth on Exhibit D thereto.



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CUSIP No. 05334D107              SCHEDULE 13D                      Page 21 of 24
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                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  August 9, 2004

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur EC, L.L.C.
                                        Managing Member

                                By:     Perseuspur, L.L.C.
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


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                                PERSEUS EC, L.L.C.

                                By:     Perseuspur, L.L.C.
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


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CUSIP No. 05334D107              SCHEDULE 13D                      Page 23 of 24
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                                     ANNEX A

                    Executive Officers of Perseus EC, L.L.C.

Name/Title/Citizenship                 Principal Occupation              Business Address
----------------------                 --------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States
Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813
Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.


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CUSIP No. 05334D107              SCHEDULE 13D                      Page 24 of 24
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                                     ANNEX B

                      Executive Officers of Perseuspur, LLC

Name/Title/Citizenship                Principal Occupation               Business Address
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States
Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813
Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.